Exhibit 16(a)(1)(i)

OFFER TO PURCHASE FOR CASH

OF ALL SHARES OF ITS COMMON STOCK HELD BY HOLDERS OF 99

OR FEWER SHARES FOR A PURCHASE PRICE OF

$20.00 NET PER SHARE

This Offer to Purchase will expire at 5:00 p.m. Eastern Standard Time on February 15, 2008, unless the Offer is extended or earlier terminated.

INTRODUCTION

AF Financial Group (the “Company,” “us,” “we,” “our,” or “ours”) is offering to purchase all shares of our common stock held by our shareholders who owned 99 or fewer shares as of the close of business on December 13, 2007 and continue to do so during the offering upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). If a shareholder owned more than 99 shares of the Company’s common stock as of the close of business on December 13, 2007, he or she is not eligible to participate in this Offer. The Offer is conditioned, as to each eligible shareholder, upon that shareholder tendering to the Company all of the shares of common stock held by the shareholder. Partial tenders will not be accepted.

The Company is offering to purchase these shares of common stock at $20.00 per share in cash. This price represents a $7.00 or 54% premium over the last share sales price of our common stock ($13.00) as reported on the OTC Bulletin Board on the last trade prior to the close of business on December 13, 2007, the record date. This price also represents a $5.55 or 38% premium over the last share sales price of our common stock ($14.45) on the last trade prior to the close of business on January 10, 2008. Also, if you are an eligible record shareholder and you tender your shares directly to the Company, you will not incur any sales commission or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with that broker, bank or institution to determine whether you are eligible to participate in this Offer and whether transaction costs are applicable. In addition to the $20.00 per share price we are offering a $50.00 bonus for all properly executed tender offers received prior to the expiration date of February 15, 2008.

The purpose of this Offer is to reduce the number of persons owning shares of the Company’s common stock. If, after completion of this Offer, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934 (the “Exchange Act”), the Board of Directors intends to deregister the Company’s common stock with the Securities and Exchange Commission (“SEC”) and become a private company. One result of the Company “going private” would be that we would no longer have to file periodic reports with the SEC, as required under the Exchange Act, including, among other reports, annual reports on Forms 10-KSB and quarterly reports on Forms 10-QSB. In addition, we would not be subject to the SEC’s proxy rules. The Board of Directors estimates that this could result in a significant cost savings to the Company and allow management to focus on its regular business activities. This decision is principally in response to the enactment of the Sarbanes-Oxley of 2002 (“Sarbanes-Oxley”) and additional reporting and audit requirements adopted thereunder applicable to all public companies. If this Offer does not result in a reduction of the number of shareholders necessary for the Company to deregister with the SEC, the Board of Directors will consider additional alternatives to achieve that result if it remains in the Company’s best interests.

Any eligible shareholder who desires to tender all of his shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this Offer, in accordance with the instructions of the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or (ii) request his broker, dealer, commercial bank, trust company or nominee to effect the transaction if the shareholder is eligible to participate in the Offer. An eligible shareholder who desires to tender his shares and whose certificates for such shares are not immediately available may tender his shares by following the procedure for guaranteed delivery set forth in the Section entitled “Terms of the Offer – Procedure for Tendering Shares – Guaranteed Delivery.”

If you have any questions regarding this Offer or need additional copies of any of the Offer documents, you should contact Robert E. Washburn, President and CEO, who is serving as the Information Agent for this Offer, at 21 East Ashe Street, West Jefferson NC 28694; (336) 246-4344 (telephone) or toll free at (800) 723-4718; (336) 246-3966 (facsimile). You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this Offer. The Company’s principal executive office is located at 21 East Ashe Street, West Jefferson NC 28694, and our telephone number is (336) 246-4344.

PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE MAKING AN

INVESTMENT DECISION.

NOTE

Neither the SEC nor any state securities commission has approved or disapproved this Offer, passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase, and any reference to the contrary is a criminal offense. In addition, no person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether shareholders should tender shares pursuant to this Tender Offer, except for the recommendation of our Board of Directors as set forth in the letter accompanying this Offer to purchase from Robert E. Washburn on behalf of the Board of Directors. No other person has been authorized to give any information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These forward looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this Offer. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no responsibility or obligation to update any such forward-looking statements.

SUMMARY OF TERMS

This summary of terms, as well as the questions and answers that follow, highlight selected information included elsewhere in this Offer to Purchase. The summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated by reference, before making a decision to tender your shares to us. All references to the “Company,” “we,” “us,” “our,” and “ours” refer to AF Financial Group and its subsidiaries.

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The Company is offering to purchase for cash all shares of our common stock, held by shareholders who owned 99 or fewer shares as of the close of business on December 13, 2007, the record date. If a shareholder owned more than 99 shares of the Company’s common stock as of the close of business on December 13, 2007, he or she is not eligible to participate in this Offer. Additional information regarding the terms of the Offer is set forth in “Terms of the Offer.”

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This Offer is only available to those shareholders who owned of record or beneficially own 99 or fewer shares on December 13, 2007, the record date. If you owned more than 99 shares of the Company’s common stock as of the close of business on December 13, 2007, you are not eligible to participate in this Offer.

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This Offer is voluntary. Eligible shareholders may, but are not required to, tender their shares. However, eligible shareholders who wish to accept this Offer must tender all of the shares they own. Partial tenders will not be accepted.

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The purchase price we are offering is $20.00 per share. This price represents a $7.00 or 54% premium over the last share sales price of our common stock ($13.00) as reported on the OTC Bulletin Board prior to the close of business on December 13, 2007, the record date. This price also represents a $5.55 or 38% premium over the last share sales price of our common stock ($14.45) on the last trade prior to the close of business on January 10, 2008. In addition, we are offering a $50.00 bonus for every eligible tender offer received prior to February 15, 2008.

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Eligible shareholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether you are eligible to participate in this Offer and whether transaction costs are applicable.

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The purchase price will paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the Offer. We will not pay any interest on the purchase price during the period between when you tender your shares and the date you receive payment.

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This Offer will expire at 5:00 p.m. Eastern Standard Time on February 15, 2008, unless we elect to extend it or terminate it at an earlier date. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See “Terms of the Offer – Expiration and Extension of the Offer; Amendment.”

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You may withdraw your tender of shares at any time up until the expiration of the tender offer. See “Terms of the Offer – Withdrawal Rights.” If you elect to sell your shares to us pursuant to this Offer, you will no longer be a shareholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared after this Offer is completed.

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The sale of your shares will be a taxable transaction for United States federal income tax purposes and may also be taxable for state and local income tax purposes as well. The $50.00 bonus will also be taxable. See “Special Factors – Certain United States Federal Income Tax Consequences.” You should consult with your personal tax advisor before tendering your shares pursuant to this Offer.

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If, after the completion of this Offer, the Company has fewer than 300 shareholders of record, we intend to deregister our common stock under the Exchange Act and become a non-reporting company. As a result, we will no longer file periodic reports with the SEC, including, among other reports, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB. In addition, we will no longer be subject to the SEC’s proxy rules. However, we currently intend to provide our shareholders with annual audited financial statements.

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If we deregister our common stock under the Exchange Act, our common stock will no longer be eligible for trading on the OTC Bulletin Board. We anticipate that our common stock may be quoted on the Pink Sheets Electronic Quotation System. However, we cannot predict whether or when this will occur or that an active trading market will exist for our common stock after “going private.” As a result, it may be more difficult for remaining shareholders to sell their shares. See “Special Factors – Effects of Tender Offer.”

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Since this Offer is voluntary, and the shares will be sold at a premium to the current market price, we have not engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer.

If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact the Information Agent or talk with your broker.

QUESTIONS AND ANSWERS

Q:	Who Is Offering to Purchase My Shares?

A:	AF Financial Group is offering to purchase shares of its common stock held by shareholders who owned 99 or fewer shares on the record date of December 13, 2007.

Q:	Am I Eligible to Participate in the Offer?

A:	You are eligible to tender your shares only if you owned 99 or fewer shares of common stock, regardless of whether you own your shares of record (i.e., in your own name) or beneficially (i.e., in “street name” held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.

Q:	What Will the Company Pay Me for My Shares?

A:	We are offering to pay $20.00 per share of Company common stock, in cash, without interest. In addition, we are offering a $50.00 bonus to everyone that submits a properly executed tender offer prior to February 15, 2008.

Q:	Will I Have to Pay Brokerage Commissions?

A:	No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether you are eligible to participate in this Offer and whether any transaction costs will be incurred.

Q:	When Will I Receive My Money?

A:	Your check will be mailed promptly after the expiration of the Offer. Please allow sufficient time for the postal service to deliver your check.

Q:	Do I Have to Tender My Shares?

A:	No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your rights as a shareholder, including the right to vote your shares and receive dividends.

Q:	Can I Tender Less Than All of My Shares?

A:	No. You must tender all of your shares if you wish to tender any of your shares. Partial tenders will not be accepted.

Q:	How Do I Tender My Shares?

A:	If you hold your shares “of record” (in your own name), you can tender your shares by completing and sending the enclosed Letter of Transmittal (the blue document) along with any other documents required by the Letter of Transmittal and your stock certificates to American Stock Transfer & Trust Company (the “Depositary”) at the address listed on the enclosed Letter of Transmittal.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you should contact them if you desire to tender your shares. You will need to provide them with the instructions as to how to tender your shares included with this package.

If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery (the yellow document) followed by your certificates and other documents within three (3) days.

You may also call the Depositary toll free at (800) 937-5449 or Robert Washburn, the Company’s President and CEO at (336) 246-4344 (or toll free at (800) 723-4718) for additional information. See “Terms of Offer – Procedure for Tendering Shares” for more detailed instructions.

Q:	How Much Time Do I Have to Tender My Shares?

A:	You may tender your shares at any time until 5:00 p.m. Eastern Standard Time on February 15, 2008. We may extend the Offer or waive any unfulfilled condition in our sole discretion.

Q:	How Will I Be Notified if the Offer Is Extended?

A:	If the Offer is extended past February 15, 2008, we will make a public announcement of the new expiration date no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced expiration date.

Q:	Can I Withdraw Previously Tendered Shares?

A:	You can withdraw tendered shares at any time prior to the expiration date, February 15, 2008. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within twenty (20) business days of the expiration or extension of the Offer.

Q:	How Do I Withdraw Previously Tendered Shares?

A:	You can withdraw shares that you have already tendered by sending the timely notice of withdrawal to the Depositary at the address provided at the end of this Offer to Purchase and on the Letter of Transmittal.

Q:	What if I Have Lost My Stock Certificate?

A:	If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the Offer, please contact the Depositary at the address provided at end of this Offer to Purchase and on the Letter of Transmittal or contact Robert Washburn at 336-246-4344.

Q:	What Is the Company’s Purpose in Making This Offer?

A:	We are making the Offer in order to reduce the number of shareholders owning the Company’s common stock. If, after this Offer, the number of shareholders is less than 300, we intend to deregister our common stock under the Exchange Act. As a result, we will no longer be subject to the SEC’s periodic reporting requirements or its proxy rules and regulations. In addition, we will no longer be subject to additional reporting and audit requirements adopted under Sarbanes-Oxley with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations will result in significant cost savings for the Company and will permit management to focus on its business opportunities. Also, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q:	Will the Company Remain a Public Company After the Completion of This Offer?

A:

If this Offer results in the number of our shareholders of record falling below 300, we anticipate that we will terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 300 or more shareholders of record remaining, the Company’s Board of Directors will likely consider other options to reduce the number of shareholders below 300 and deregister if the Board determines it is in the best interests of the Company. Once the Company deregisters under the Exchange Act, we do not expect our common stock will be eligible for listing on the OTC Bulletin Board. Thereafter, we anticipate that our common stock may be quoted in the “pink sheets,” but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. As a result, it may become even more difficult for our remaining shareholders to sell their shares.

Q:	How Will the Company Pay for the Shares Offered?

A:	The Company will pay for any tendered shares out of its cash and liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient paid in capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.

Q:	Can the Company Amend the Terms of the Offer?

A:	Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.

Q:	Did the Board of Directors Receive Any Fairness Opinions or Similar Reports Regarding the Fairness of the Offer?

A:	No. The Board of Directors did not receive any opinions or reports from outside financial advisors because that this is a voluntary offer for a limited number of shares at a premium above the last reported market price.

Q:	What Are the Federal Income Tax Consequences of Participating in the Offer?

A:	Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender and the $50.00 bonus, if applicable. Your tender of shares and receipt of the $50.00 bonus may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. See “Special Factors – Certain United States Federal Income Tax Consequences.”

Q:	Who Can I Contact if I Have Additional Questions About the Offer?

A:	If you have any additional questions, you may contact Robert Washburn, the Company’s President and CEO at the address or telephone number set forth at the back of this Offer to Purchase.

SPECIAL FACTORS

Background of Tender Offer

AF Financial Group is a federally chartered thrift holding company which owns 100% of the common stock of AF Bank (the “Bank”), AF Insurance Services, Inc. (an independent insurance agency) and Ashe Lane Capital Trust (a Delaware business trust). AF Bank conducts business from its main office located in West Jefferson, North Carolina, with branches in Boone, Jefferson, Sparta, Warrensville, and West Jefferson, North Carolina. Headquartered in West Jefferson, North Carolina, AF Insurance Services, Inc. has branches in Boone, Elkin, Jefferson, Lenoir, Sparta, West Jefferson, and North Wilkesboro, North Carolina.

On April 15, 1996, the Board of Directors of Ashe Federal Bank adopted a Plan of Reorganization and the related Stock Issuance Plan pursuant to which the Bank exchanged its federal mutual savings bank charter for a federal stock savings bank charter, conducted a minority stock offering and formed AsheCo, MHC, a mutual holding company, which owned more than 50% of the common stock issued by the Bank. The Bank conducted its minority stock offering in July and August of 1996 and the closing occurred on October 4, 1996. The Bank sold 461,779 shares of common stock in the minority stock offering, which includes 36,942 shares sold to its Employee Stock Ownership Plan (the “ESOP”), and issued 538,221 shares to the mutual holding company.

At the Bank’s annual meeting held on December 8, 1997, the shareholders of Ashe Federal Bank approved a change in the Bank’s federal stock charter, changing the corporate name to AF Bank; and a plan of reorganization providing for the establishment of AF Bankshares, Inc., as a federally chartered stock holding company and parent of the Bank. On June 16, 1998, the Bank completed its reorganization into a two-tier mutual holding company and became a wholly owned subsidiary of the Company as the Company became a majority owned subsidiary of AsheCo, MHC. At the Company’s annual meeting held on November 4, 2002, shareholders approved a resolution to amend Section I of the Company’s federal stock charter to change the Company’s name from AF Bankshares, Inc. to AF Financial Group.

As of December 13, 2007, the record date, there were approximately 359 shareholders of record who owned shares of our common stock on the record date. However, approximately 83% of these shares are held by brokerage accounts in “street name”, so that the number of actual beneficial owners of common stock exceeds the number of holders of record.

There has been a limited trading market for our common stock in recent years. This may be due, in part, to the relatively few number of shareholders owning the Company’s stock. AsheCo, MHC is the majority owner of AF Financial Group, and as of December 13, 2007 owned 538,221 shares of common stock of AF Financial Group which constitutes approximately 51.2% of the total issued and outstanding common stock of AF Financial Group. In addition, approximately 6.4% of the Company’s common stock is beneficially owned or controlled by the executive officers and directors of the Company. In the past twelve months ending December 13, 2007, our common stock was not traded at all on 199 of the 251 eligible trading days. On the days traded, our common stock had a trading volume of 100,500 shares.

Our limited trading market has not allowed our shareholders to recognize the primary benefit which should be available to shareholders of a publicly traded company, which is the ability to buy and sell stock in a liquid market in which accurate and timely pricing information is readily available.

Although our shareholders are provided some benefit from our being a publicly traded company, we feel that our compliance with increasingly stringent reporting and auditing requirements provides many disadvantages to off-set this benefit. As a “reporting company” under the Exchange Act, we are obligated to prepare and file with the SEC annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and proxy statements that comply with Section 14 of the Exchange Act, in addition to other reports and forms from time to time. In the wake of the Enron and WorldCom scandals, we are subject to increased and constantly changing regulatory requirements under Sarbanes-Oxley. Compliance with these SEC reporting and audit requirements and increased regulatory restrictions diverts the time of senior management and financial staff from other Company business. Also, as a result of these increased and changing legislative requirements, outside legal, auditing and accounting costs continue to rise and will continue to rise in the future.

Smaller publicly traded institutions, such as the Company, may have more difficulty absorbing these costs and resource allocations than larger publicly traded institutions since they represent a larger portion of our revenues. The Company currently pays estimated ongoing costs totaling approximately $60,000 per year as a public reporting company, such as compliance with filing forms 10-QSB, 10-KSB, and proxy statements, Guide 3 compliance reviews, certification compliance and printing costs, which the Company would not incur as a private company. Those costs do not include the time and resources of the Company or its senior management and other employees in preparation of these reports and compliance with reporting obligations. We anticipate that our audit costs will increase by approximately $10,000 this fiscal year in order to comply with new regulations. In addition, we have received notice from our independent auditors that we will incur an estimated additional $100,000 for future compliance with new internal and external audit requirements and reporting obligations under Section 404 of Sarbanes-Oxley and implementing regulations for fiscal year 2008 alone. Other costs such as legal expenses are also expected to increase by approximately $120,000 in 2008 due to new compliance and disclosure obligations. The time spent by our management on preparation of required reports and compliance with these new regulations could be more productively spent on other business matters that bear a more direct relationship to our operations and profitability. We believe that becoming a private Company will enhance our operating flexibility and resources to focus upon the long-range plans for the Company and needs of our customers. Also, due to our status as a savings and loan holding company which owns a federal stock savings bank, we will continue to be extensively regulated by the Office of Thrift Supervision (“OTS”). The Bank will also be subject to periodic reporting requirements and inspections from the OTS.

Purposes of the Offer

The Board of Directors has proposed the Offer for the following purposes:

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To Become a Private Company. If at the conclusion of this Offer the number of Company shareholders of record is less than 300, the Board of Directors intends to deregister the Company’s common stock with the SEC. This will allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements will be reduced significantly. As a result, the Company’s management will be able to better focus on its business activities, including any long term business strategies as well as the needs of our customers and remaining shareholders. Also, the Company will not be subject to increasing costs associated with its compliance with the Exchange Act and additional laws and regulations resulting from Sarbanes-Oxley. If the Company continues to have more than 300 shareholders after this Offer is completed, the Board of Directors may explore other alternatives to reduce the number of Company shareholders to allow the Company to deregister with the SEC.

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Reduce Expenses Associated with Administering Small Shareholder Accounts. The expense of administering accounts of small shareholders is disproportionate to their ownership interest in the Company. As of December 13, 2007, the record date, we estimate that we had approximately 100 shareholders of record that held 99 or fewer shares and 85 shareholders who beneficially owned 99 or fewer shares. These eligible record and beneficial shareholders hold an approximate aggregate of 5,912 shares of our common stock. As a result, these odd-lot owners hold approximately 0.56% of all of our common stock. A disproportionate amount of our administrative expense relating to shareholder accounts and reporting requirements are attributable to those shareholders holding less than 1% of our issued and outstanding stock. Even if the record shareholder base does not fall below 300, we believe that every tender by a qualified odd-lot shareholder will reduce our expenses going forward.

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Provide Certain Shareholders the Opportunity to Sell Shares at a Premium Without Incurring Brokerage Commissions. Currently, the trading market for our common stock is not liquid. As a result, it may be difficult for some shareholders to dispose of their shares when they choose. Shareholders holding small amounts of common stock may find it uneconomical to dispose of shares due to minimum brokerage commissions which are often charged. This Offer will permit those shareholders to directly tender small amounts of shares at a premium without paying minimum brokerage commissions.

Our Reasons for Pursuing the Odd-Lot Offer Rather Than Other Alternatives

Prior to engaging in this odd lot offer as a going private transaction, the Board considered whether maintaining the status quo would be a viable alternative. We determined that the costs associated with maintaining our reporting company status, and the expected increases in these costs in the future, were no longer justified, particularly in light of our size and resources. Other than maintaining the status quo, the Board did not seriously consider any other alternatives to reducing the number of shareholders and de-registering as a SEC reporting company. Because the Company has excess capital sufficient to repurchase all Company shares necessary to de-register its common stock with the SEC, the Board did not consider other alternatives such as selling the Company to a third party or engaging in a search for a merger partner.

Once determining that the Company should reduce the number of its shareholders and go private, the Board of Directors concluded that this odd-lot Offer is currently the best strategy to achieve the objectives discussed in “Purposes of the Offer” above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of shareholders to less than 300. These other considerations included (i) a tender offer made available to all holders of common stock (rather than those odd lot holders owning 99 shares or less) and (ii) a reverse stock split or cash out merger.

Specifically, the Board of Directors investigated the possibility of making a tender offer to purchase a set number of shares of common stock from each shareholder (e.g., 100 shares per shareholder). However, it is our understanding that this proposed format of a tender offer is not permitted under the rules and regulations of the Exchange Act. The Company also considered making a tender offer for a fixed number of total shares to all Company shareholders. However, we had no assurances that this type of tender offer would not result in an over subscription by participating shareholders. If such an offer was over subscribed as a result of larger shareholders tendering their shares, we would be required to purchase shares from all tendering shareholders on a pro rata basis. As a result, the number of shareholders would not be reduced, and we would not accomplish our objectives. In addition, the general tender offer could ultimately prove to be more costly than the odd-lot offer.

We also considered employing a reverse stock split, cash out merger or similar transaction. Under these alternatives, shareholders who own fewer than an established number of shares would be “cashed out” and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the shareholders, the success of reducing the number of shareholders and deregistering is much more certain. However, the Board did not view this alternative as attractive as the odd-lot offer primarily because it would not be voluntary for participating shareholders. Also, a reverse stock split impacts all shareholders rather than just the target group. This would leave many shareholders holding fractional shares. Because an odd-lot tender offer avoids these disadvantages, we decided it would be the best initial strategy to reduce the number of shareholders. Also, this Offer permits us to attempt to achieve the purposes of the Offer discussed above. If, however, we are not successful in reducing the number of shareholders below 300, we may once again consider these and other alternatives.

The Board of Directors also discussed amending the Company’s charter to provide for the issuance of a preferred stock. Under this plan all shareholders owning 100 shares or less would have their common stock converted to preferred stock. This plan was discussed with the OTS. Because this type of transaction had not been done before by any other thrift holding company, the OTS did not want to start a precedent without extensive research on all aspects of the transaction. However, the OTS may consider a preferred stock transaction as more and more small federal financial institutions consider “going private” transaction for the same reasons we have described.

Following extensive discussions of these alternatives at the Board’s June, July, August and November 2007 meetings, the Board considered a formal proposal and the terms of an odd-lot tender offer at its November 20, 2007 meeting. At that November 2007 meeting, the Board unanimously agreed (i) to engage in an odd-lot tender offer available to shareholders owning 99 shares or less as of the close of business on December 13, 2007, the record date, at a price of $20.00 per share, (ii) that $20.00 per share was a fair value for the shares of common stock to be purchased by AF Financial Group in the proposed going private transaction and (iii) that the proposed transaction was fair to all shareholders.

Effects of the Tender Offer

At the record date, there were approximately 359 record holders of our common stock. At that date, approximately 100 of the record holders and 85 beneficial owners held 99 or fewer shares of our common stock and, as a result, are eligible to participate in this Offer. We calculate that if approximately 61% or more of our eligible record holders participate in the Offer, the result will be that the Company has less than 300 record shareholders. Participation by eligible beneficial owners will not necessarily reduce the number of our record shareholders. If upon the expiration of the Offer an insufficient number of record shareholders have tendered their shares to reduce the number of shareholders to less than 300, we may extend the Offer to allow eligible shareholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 300 or more record shareholders, we may make an additional offer to purchase shares of our common stock held by shareholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of shareholders, including a reverse stock split or cash out merger.

If this Offer results in the number of our shareholders of record falling below 300, we will be eligible to deregister our common stock with the SEC, and we currently intend to do so. Once we terminate the registration of our common stock under the Exchange Act, we will no longer file current and periodic reports with the SEC, including annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K. We will also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to shareholders after deregistration may be less than the amount currently supplied. It will be more difficult for shareholders to obtain information about us. We will, however, still be subject to the record keeping and reporting policies and procedures of the OTS. We also currently intend to provide our remaining shareholders with copies of our annual audited financial statements after we become a non-reporting company. This information will not be as detailed or extensive as the information we currently file with the SEC and deliver to shareholders and may not be accompanied by the Management’s Discussion and Analysis in the same format. We will also continue to be subject to the antifraud rules and regulations of the SEC. This means that, among other things, officers and directors cannot trade in the common stock on the basis of material, nonpublic information.

If we terminate our registration of the common stock with the SEC, we will no longer be eligible to have our stock quoted on the OTC Bulletin Board. We anticipate that our common stock will thereafter be quoted on the Pink Sheets Electronic Quotation System, but we cannot guarantee whether or when this will occur. We also cannot guarantee that an active market will exist for the remaining shares of our common stock. As a result, the limited trading market for our common stock may make it more difficult for holders to dispose of their shares. However, the Company’s common stock is currently not traded at all on many eligible trading days. As a result, the amount of liquidity lost from no longer trading on the OTC Bulletin Board may not be as significant as it would be for other, larger publicly traded institutions.

Although the deregistration of our common stock will result in remaining shareholders not being afforded all of the benefits of a public company, we feel other positive results will occur. We anticipate that senior management will be less preoccupied with the burdensome reporting, proxy and audit requirements applicable to public companies. This will permit management to focus on long-term business prospects beneficial to shareholders and customers. Also, the Company will avoid increasing legal, audit and accounting expenses for services required by a reporting company.

Although we intend to deregister our common stock with the SEC if the number of record shareholders falls below 300 at the completion of this Offer, there is no guaranty that this will be the result of the Offer. In fact, there is a good chance that we may not reduce the number of shareholders below the required amount. If that happens, we will likely explore other alternatives to reduce the number of shareholders and, if it remains in the best interests of the Company, to deregister with the SEC. Otherwise, we will either continue to be a publicly traded company subject to the reporting requirements of the Exchange Act.

We anticipate all shares of common stock purchased under this Offer will be retired. The record and beneficial shareholders who are eligible to participate in this Offer hold approximately 5,912 shares of the Company’s common stock. This represents 0.56% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining shareholders.

Also, if all eligible shareholders participate in this Offer, we expect to pay approximately $127,490 in the aggregate to purchase these shares. As a result, we do not believe the completion of this Offer will have any material affect on our financial condition or results of operations. Purchases of stock will be funded with our cash and other liquid assets. We do not anticipate borrowing any funds to purchase shares in connection with this Offer. Also, aside from ceasing to be an SEC reporting company (provided we are eligible to do so), we intend to continue to operate our business in primarily the same manner as currently conducted. Although we can not guaranty the continued payment of a dividend, we do not intend to change our current dividend policy or practice at this time. No changes in our executive officers or Board of Directors are anticipated to result from this Offer.

If all eligible shareholders participate in the Offer, the impact on the book value per share and earnings per share of the Company’s common stock will not be material. As of June 30, 2007, the book value per share of the Company’s common stock was $14.27. As adjusted to take into effect the results of the Offer as if had it been completed as of June 30, 2007, the book value per share of our common stock would be $14.17. This represents a 0.68% change in the book value per share of our common stock as a result of the Offer. The impact resulting from this Offer on the Company’s earnings per share on a going forward basis, if any, is very small. Any such loss would be due to the loss of earning assets resulting from transaction costs and share purchases as a result of this Offer, but such loss would be offset, in large part, when calculating the per share ratio by reduction in shares of the Company’s common stock outstanding. We estimate that the Offer’s impact on basic and diluted earnings per share on a going forward basis annually to be less than $0.01. The calculation of such loss excludes any estimated benefits that may result if the Company goes private.

Tendering shareholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or dividends paid by the Company. Conversely, tendering shareholders will not face the risk of any decrease in the value of the Company’s common stock.

Effects of the Tender Offer on Affiliates as Shareholders

The Offer will impact both affiliated and non-affiliated shareholders of AF Financial Group. As used in this Offer to Purchase, the term “affiliated shareholder” means any shareholder who is a director or executive officer of AF Financial Group, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder. As none of the affiliates of the Company are eligible to participate in the Offer, the effects of the Offer on each of the affiliated shareholders will be the same. We expect that our executive officers and directors will continue to beneficially own approximately 67,386 shares as a group immediately after the Offer. Currently, this beneficial ownership represents approximately 6.41% of all issued and outstanding stock, but if this Offer is fully subscribed, this beneficial ownership will represent approximately 6.44% of all of the Company’s common stock. For more information regarding the beneficial ownership of directors and executive officers of the Company, see “Information About the Company – Beneficial Ownership of Directors and Executive Officers” below.

Other potential effects on affiliated shareholders who will all remain as shareholders after the Offer include the following:

•

Reduced reporting requirements for officers and directors. The directors and executive officers will no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of our common stock;

•

Reduced book value per share. If this Offer is fully subscribed, the book value per share of common stock as of June 30, 2007, will be reduced from $14.27 per share on a historical basis to approximately $14.17 per share on a pro forma basis;

•

Effect on earnings. If this Offer is fully subscribed, net income (including non-recurring income and expenses) for the three months ended September 30, 2007 would increase from $571,004 ($0.54 per share) on a historical basis to approximately $588,504 ($0.56 per share) on a pro forma basis;

•

Decreased liquidity. The liquidity of the shares of common stock held by shareholders may be further reduced by the Offer if it results in the termination of the registration of our common stock under the Exchange Act and the delisting of our common stock from the OTC Bulletin Board. Trading in our common stock after the transaction will occur in the “pink sheets” or in privately negotiated sales; and

•

Share ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of AF Financial Group held by executive officers and directors of AF Financial Group as a group will increase slightly from 6.41% to 6.44%, resulting in a small increase in voting power for affiliated shareholders and less for non-affiliated shareholders.

Generally, the tax impacts on affiliated shareholders will be similar to those shareholders who are not eligible to tender their shares. See “Special Factors — Certain United States Federal Income Tax Consequences.”

Effects of the Tender Offer on Unaffiliated Shareholders

The Offer will also affect unaffiliated shareholders of AF Financial Group. The effects of the Offer on unaffiliated shareholders will vary based on whether or not the unaffiliated shareholder is eligible to participate in the Offer and chooses to tender his or her shares pursuant to this Offer.

Eligible and tendering unaffiliated shareholders who owned 99 or fewer shares immediately as of the close of business on December 13, 2007, the record date for shareholders eligible to participate in the Offer, will:

•	receive $20.00 in cash, without interest, per share;

•	$50.00 in cash, without interest;

•	no longer have any equity interest in AF Financial Group and therefore will not participate in its future potential earnings or growth, if any; and

•	be required to pay federal and, if applicable, state and local income taxes on the cash received in the Offer.

Potential effects on unaffiliated AF Financial Group shareholders who remain as shareholders after the Offer include the following:

•

Decreased access to information. If the Offer results in reducing the number of shareholders by the required amount, we intend to terminate the registration of our common stock under the Exchange Act. As a result, AF Financial Group will no longer be subject to the periodic reporting requirements and proxy rules of the Exchange Act. Similarly, executive officers, directors and other affiliates will no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of Section 16;

•

Decreased liquidity. The liquidity of the shares of common stock held by unaffiliated shareholders may be further reduced by the termination of the registration of the common stock under the Exchange Act and the delisting of the common stock from the OTC Bulletin Board. Future trading in our common stock after the Offer, if successful in de-registering our common stock with the SEC, will occur in the “pink sheets” or in privately negotiated sales;

•

Reduced book value per share. If this Offer is fully subscribed, the book value per share of common stock as of June 30, 2007, will be reduced from $14.27 per share on a historical basis to approximately $14.17 per share on a pro forma basis;

•

Effect on earnings. If this Offer is fully subscribed, net income (including non-recurring income and expenses) for the three months ended September 30, 2007 would increase from $571,004 ($0.54 per share) on a historical basis to approximately $588,504 ($0.56) per share on a pro forma basis;

•

Share ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of AF Financial Group held by executive officers and directors of AF Financial Group as a group will increase from 6.41% to 6.44%, resulting in greater voting power for affiliated shareholders and less for non-affiliated shareholders. However, the relative stock ownership of each non-affiliated shareholder, individually, will also increase by an amount proportional to the number of shares tendered.

Certain United States Federal Income Tax Consequences

Neither the Company nor any non-tendering shareholder is expected to incur any United States federal income tax liability as a direct result of the completion of this Offer. If you tender your shares in this Offer, your receipt of cash in exchange for your shares will be a taxable transaction for United States federal income tax purposes. The transaction may also qualify as a taxable transaction for state, local and foreign taxation purposes.

In general, if you are an individual (i) who is a United States citizen, (ii) who has purchased the shares in the Company as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of his or her shares held in the Company, and (iv) who is not affiliated with any other person or entity who will own shares in the Company after the Offer is completed (a “Typical Shareholder”), the Company expects that you will be treated for United States federal income tax purposes as if you had sold your shares for the cash paid by the Company. You would recognize gain or loss in the sale in an amount equal to the amount by which the cash you receive from the Company exceeds or is less than your tax basis in the shares sold to the Company. The gain or loss would constitute a capital gain or loss that would be classified as long term or short term capital gain depending upon how long you have held the shares. If you have held the shares for more than one year, the gain or loss would be long term; otherwise the gain or loss would be short term. Long term capital gain is currently subject to a significantly lower maximum tax rate than short term capital gain or ordinary income. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.

If you do not fit within the definition of Typical Shareholder, you may be subject to United States federal income tax consequences different from or in addition to those described in the preceding paragraph. Even shareholders who do fit within the definition of Typical Shareholder may be subject to particular circumstances which may make them subject to United States federal income tax consequences that are different from or in addition to those described above. In either case the differences may be material.

If you submit a properly executed transmittal letter and receive the $50.00 bonus, this bonus amount will likely be taxed as ordinary income.

Please also review the discussion entitled “Terms of The Offer – Procedure for Tendering Shares – Backup U.S. Federal Income Tax Withholding.”

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE SHAREHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

Determination of Fairness of Offer by Our Board of Directors

For reasons discussed below, the Board of Directors believes that this Offer is fair to affiliated and unaffiliated shareholders of the Company, whether or not such shareholders are eligible to participate in this odd-lot Offer. This belief is based on the Board of Directors’ knowledge of the Company’s business as well as other factors. Specifically, the Board of Directors believes that this Offer is fair to eligible shareholders for the following reasons:

•	This Offer is voluntary. Eligible shareholders are not required to tender their shares.

•

The Offer purchase price is at a premium to current trading prices. We are offering to pay $20.00 for each share of common stock tendered under this Offer, which represents a $7.00 or 54% premium over the last share sales price for our common stock ($13.00) prior to the record date, December 13, 2007. This price also represents a $5.55 or 38% premium over the last share sales price of our common stock ($14.45) on the last trade prior to the close of business on January 10, 2008. In addition, the Company is offering a $50.00 bonus to everyone that submits a properly completed transmittal letter prior to February 15, 2008.

•	Eligible shareholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

•

This Offer provides eligible shareholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity. However, these benefits must be weighed against the fact that tendering shareholders will no longer benefit from future earnings and growth in the Company or our common stock.

Our Board of Directors also believes that the Offer is fair to shareholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board’s consideration of the following material factors:

•

If we are able to terminate the registration of our common stock under the Exchange Act, we believe that the cost savings will benefit those shareholders who did not participate in the Offer. These cost savings include known and unknown expenses which will be incurred by public companies under Sarbanes-Oxley. Also, management will be able to better focus its resources on operating the Company’s business. These cost savings and increase in focus should enhance our ability to increase the Company’s profitability. Even if the Company continues to have more than 300 shareholders after the completion of this Offer, we will eliminate certain administrative expenses related to the small shareholders who tendered their shares pursuant to this Offer.

•

If we succeed in deregistering our common stock with the SEC, we will no longer be subject to the SEC reporting or proxy disclosure requirements. However, we intend to continue to provide annual audited financial information to our shareholders. We will also be subject to the regulatory and supervisory authority of the OTS.

•

If our common stock is no longer subject to the Exchange Act reporting requirements, we will no longer be eligible to have our stock quoted on the OTC Bulletin Board. This could adversely effect the liquidity, trading volume and marketability of our common stock even further than currently existing. However, we do not anticipate this change to have a significant impact on the remaining shareholders. There has not been a very active trading market for the shares of common stock in the past 12 months on the OTC Bulletin Board. Also, although we cannot guarantee how and when it will occur, we anticipate that the Company stock will trade on the Pink Sheets Electronic Quotation System.

In determining a fair and equitable price for the Offer, the Board considered a number of factors, including but not limited to historical stock prices for the Company, peer group evaluations and trading volume activity. Additionally, in determining the $20.00 per share price to be paid for the tendered shares in the Offer, the Board considered the premium it represented over the current market price as well as what they believed represented the true value of the common stock after taking into account AF Financial Group’s financial performance to date and estimates for 2008. In examining the premium, the Board also considered the current stock prices of peer group members relative to their financial performance. After careful consideration of these factors, the Board concluded that $20.00 was not only a fair price to shareholders being paid cash for tendered shares, but also to shareholders remaining after the going private transaction after taking into account the pro forma analysis which examines the effect of the Offer on the Company.

As of June 30, 2007, the book value per share of our common stock was $14.27. The per share cash price of $20.00 payable in this Offer represents 140% of the book value per share of our common stock on June 30, 2007. However, due to the voluntary nature of the transaction, the Board did not consider the book value per share to be as relevant as the market price. Also, because this going private transaction is an Offer and does not involve a merger, the sale of the stock of the Company or the sale of all or substantially all of the assets of the Company, the going concern and liquidation values of our common stock were not considered in determining the Offer price because the Board did not deem them material to this Offer or the alternatives considered to this transaction.

The above discussion is not intended to be exhaustive. It is intended to include some of the material factors upon which the Board based its determination that the Offer is fair to all shareholders. In reaching this determination that the Offer is fair to all shareholders, our Board of Directors considered all factors as a whole. Individual directors may have given different weight to different factors. However, none of the factors that our Board of Directors considered led the Board to believe that the Offer is unfair to shareholders.

This Offer was approved by the unanimous vote of our Board of Directors, including all of the directors who are not Company or Bank employees, at its meeting on November 20, 2007. Given the consensus of our Board of Directors that the Offer is fair to shareholders who are eligible and not eligible to participate in the Offer based on the factors discussed above, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the Offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this Offer. The Board determined that the engagement of an unaffiliated shareholder representative on behalf of unaffiliated shareholders was not necessary, practical or advisable because of the very small size of this Offer and the premium of the purchase price offered over the market price on the record date, which will actually be less costly to tendering shareholders than ordinary open market sales because of the absence of brokerage commissions.

Our Board of Directors also believes that the Offer is procedurally fair since it is voluntary by tendering shareholders. As a result, eligible shareholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

The Board of Directors did not deem a vote of shareholders necessary given the voluntary nature of the transaction and because all shareholders, including those ineligible to participate in the Offer, are being notified of the Offer and have the opportunity to sell their shares before or after completion of the Offer.

The Board believes that the Offer is procedurally fair because its voluntary nature allows eligible shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial position, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so.

Because this Offer will not result in a material impact to book value or earnings per share, the Board also did not appoint a representative for non-eligible shareholders. In addition, because the affiliated shareholders will be financially affected in a manner substantially similar to non-affiliated shareholders not participating in this Offer, the Board determined that a representative of non-affiliated shareholders was not warranted.

NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.

Determination of Fairness of Offer by Affiliates

Wayne R. Burgess, Jan R. Caddell, Joseph E. Eller, Kenneth R. Greene, Claudia L. Kelley, Martin G. Little, Melanie P. Miller, Karen P. Powell, Donald R. Moore, Jimmy D. Reeves, Jerry L. Roten, Michael M. Sherman and Robert E. Washburn are considered “affiliates” of the Company due to their positions in executive management and/or on the Board of Directors of the Company and the number of shares of the Company’s stock each of them beneficially owns. Each of these affiliates adopts the analysis of the Board of Directors which is discussed in this Offer to Purchase and has separately determined that the Offer is fair to affiliated and unaffiliated shareholders.

Possibility of Second Transaction to Reduce the Number of Shareholders

If this Offer does not result in the Company having fewer than 300 shareholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this Offer would be exchanged for cash. The purpose of this second step would be to reduce the number of our shareholders below 300 so that we would be eligible to deregister our common stock with the SEC. Such a second step transaction may be subject to shareholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, shareholders may or may not have dissenters’ rights with respect to that transaction.

TERMS OF THE OFFER

General

We are offering to purchase all shares of our common stock held by shareholders who owned 99 or fewer shares of our common stock as of the close of business on December 13, 2007, the record date. Properly tendered shares by these odd-lot shareholders will be purchased at $20.00 per share, which is a $7.00 or 54% premium over the last share sales price of our common stock ($13.00) reported on the OTC

Bulletin Board on December 13, 2007, the last trade date prior to the close of business on the record date. In addition, we will pay $50.00 for every properly executed tender offer received prior to February 15, 2008. This price also represents a $5.55 or 38% premium over the last share sales price of our common stock ($14.45) on the last trade prior to the close of business on January 10, 2008. A proper tender will include delivery of a properly executed Letter of Transmittal to the Depositary at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made promptly upon the expiration of the Offer.

You may tender your shares only if you were the owner of record of 99 or fewer shares of our common stock as of the close of business on December 13, 2007. You are also eligible to participate in this Offer if you were the beneficial owner of the 99 or fewer shares as of the close of business on December 13, 2007 held in “street name.” These shares will often be held in a brokerage account maintained by you.

All questions about eligibility of any shareholder to participate in this Offer will be determined by us in our sole discretion. If you have questions regarding your eligibility as to this Offer, you may contact Robert E. Washburn at (800) 723-4718.

Participation in this Offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you are a holder of 99 or fewer shares and you elect to accept this Offer, you must tender all of your shares. This Offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.

We estimate that approximately 100 of our 361 shareholders of record plus approximately 85 beneficial shareholders are eligible to participate in this Offer. These eligible shareholders own approximately 5,912 issued and outstanding shares of our common stock. Assuming all of these shareholders elect to participate in the Offer, and the shares are properly tendered at the Offer price of $20.00 per share, the total cost to us for purchasing these shares, excluding the payment of any $50.00 bonuses, will be $118,240. All purchases we make pursuant to this Offer will be funded with our cash and other liquid assets.

Because we are offering to purchase shares only from shareholders owning 99 or less shares of our common stock, this Offer constitutes an “odd-lot tender offer” and is being conducted pursuant to Rule 13e-4(h)(5) of the Exchange Act. Also, because at the completion of this Offer the number of shareholders of record might be reduced to below 300, this Offer also constitutes a “going-private transaction” and is being conducted in compliance with Rule 13e-3 of the Exchange Act.

Conditions of the Offer

This Offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible shareholder must be for all of your shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.

Expiration and Extension of the Offer; Amendment

The expiration date of this Offer is February 15, 2008, unless we elect to extend the Offer to a later date or terminate it at an earlier date at the Board’s discretion. Your Offer documents must be received by the Depositary no later than 5:00 p.m. Eastern Standard Time on the expiration date, or at any date thereafter to which the Offer is extended by us.

We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn.

We also reserve the right, in our sole discretion, to terminate the Offer subject to applicable law.

In addition, subject to compliance with applicable law, we further reserve the right to amend the Offer in any respect in our sole discretion. Amendments to the Offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 9:00 a.m. Eastern Standard Time on the next business day after the last previously scheduled or announced expiration date. “Business Day” means any day other than a Saturday, Sunday or United States federal holiday.

We intend to make any public announcement changing or extending the Offer promptly to shareholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than issuing a press release.

Procedure for Tendering Shares

Record Holders. If you are an eligible shareholder for this Offer, and you wish to tender those shares for which you are the shareholder of record, you should complete and sign the Letter of Transmittal (the blue document) according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to the Depositary at 6201 15th Avenue Brooklyn NY 11219 on or prior to 5:00 p.m. Eastern Standard Time on February 15, 2008.

We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company (“DTC”), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the National Association of Securities Dealers, Inc. or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an “Eligible Institution”). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.

If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record shareholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record shareholder appears on the stock certificate.

Beneficial Holders. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact the Depositary at 800-937-5449 for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether you are eligible to participate in this Offer and whether they will impose transaction costs with respect to the tender of your shares.

Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Depositary before the expiration date of the Offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document (the yellow document). This Notice of Guaranteed Delivery must be delivered to the Depositary before the expiration date of the Offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed signed Letter of Transmittal (or an agent’s message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three (3) business day of the expiration of the Offer in order for your tender to be effective.

Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering shareholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.

The Depositary will set up a separate account at DTC for purposes of this Offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary’s account. Even if delivery of the shares is made through a book-entry transfer in this manner, the Depositary must receive either (a) a properly completed and executed Letter of Transmittal or manually executed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an “agent’s message,” as described below, in the case of the DTC transfer. In addition, all other documents required by the Letter of Transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the Letter of Transmittal, an agent’s message and/or the other documents required by the Letter of Transmittal, the guaranteed delivery procedure described above must be followed. The term “agent’s message” means a message transmitted by DTC to the Depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares and that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

If your shares are owned beneficially (i.e., in street name”), the Company reserves the right to request confirmation from your broker, bank or other institution holding shares of the Company’s common stock in your account that you are eligible to participate in the Offer (i.e., that you owned 99 or fewer shares as of the close of business on the record date, December 13, 2007).

Backup U.S. Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 30% of the gross payments made to a shareholder for shares purchased under this Offer, each shareholder who has not otherwise established an exemption from such withholding must provide the Depositary with the shareholder’s correct taxpayer identification number. You should provide this information by completing the substitute Form W-9 included in the Letter of Transmittal. If you are tendering through your broker, bank or other nominee holder, there is a separate copy of the substitute Form W-9 included for this purpose. Certain shareholders (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding rules. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.

Lost or Destroyed Certificates

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact the Depositary at the address and phone number listed at the end of this Offer to Purchase and the Letter of Transmittal for instructions on submitting a lost share affidavit. This lost share affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You may be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated.

Termination of Validity; Rejection of Shares

We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including eligibility to participate in the Offer and the time and receipt of your tender offer), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not from eligible shareholders or are not in proper form. We also reserve the absolute right to waive any of the conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular stock or any particular shareholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Representations of Tendering Shareholders

A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares as of the close of business on December 13, 2007, the record date, (ii) you are tendering all of the shares beneficially owned by you, and (iii) you hold a “net long position” in our common stock equal to a number of tendered shares. You are also deemed to have represented that you own the tendered shares free and clear of any liens or other encumbrances and that you have the authority to sell the tendered shares to us. It is a violation of the securities laws for a person, directly or indirectly, to tender shares for that person’s account unless, at the time of the tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver or cause to be delivered the shares in accordance with the terms of the Offer. You will also agree to complete any additional documents that we request in order to complete the sale of your shares to us. You acknowledge that the Company’s acceptance for payment of the shares tendered under this Offer will constitute a binding agreement between you and the Company upon the terms and conditions described in this Offer to Purchase and related documents.

Return of Unpurchased Shares

If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering shareholder. In each case, shares will be returned or credited without expense to the tendering shareholder.

No Dissenters’ Rights

Whether or not you tender your shares, dissenters’ rights are not available in connection with this Offer.

Absent of Shareholder Vote

This Offer is not subject to a shareholder vote.

Withdrawal Rights

You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within twenty (20) business days following the expiration of the Offer or any extension thereof.

In order to effectively withdraw your tender, you will need to provide the Depositary with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, and the name of the registered shareholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account) then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

All questions about the form and validity (including the time and receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor any one else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.

You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the withdrawn shares before the expiration date of this Offer.

Purchase and Payment

Promptly following the expiration date of this Offer, we will accept your payment and pay for, and thereby purchase, shares properly tendered and not withdrawn prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.

Brokerage Commission

If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether you are eligible to participate in this Offer and whether the transaction costs are applicable to your transaction.

Source and Amount of Funds

We have estimated that the total number of shares that may be sold by eligible shareholders pursuant to this Offer is approximately 5,912. Assuming all the eligible shareholders elect to participate in the Offer and the shares offered are purchased at the Offer price of $20.00 per share, the total cost to the Company would be $118,240. This amount does not include expenses related to paying the $50.00 bonus or other expenses associated with this Offer, which are estimated to be $60,000, as discussed below under “Fees and Expenses.” We estimate that the expense of the $50.00 bonus payment will be $9,250.

We anticipate that we will pay for all validly tendered shares, as well as of the costs and expenses of this Offer, with cash on hand and, if necessary, through dividends from the Bank.

Fees and Expenses

We will pay all fees and expenses associated with this Offer. We estimate that our total expenses associated with this Offer will be $60,000, consisting of the following:

Depositary Fee	$4,000
Legal fees	$40,000
Accounting fees	$5,000
Printing and mailing costs	$6,400
SEC filing and Edgar fees	$1,100
Miscellaneous	$3,500

Total Estimated Expenses	$60,000

Our directors, officers and employees may also solicit tenders pursuant to this Offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

The Depositary will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has also agreed to indemnify the Depositary against certain liabilities in connection with this Offer.

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this Offer to their customers.

In the event any eligible shareholder has lost their stock certificate(s), we will pay the fee charged by the Depositary for lost certificates, provided that the shareholder executes the requisite affidavit and indemnity instruments.

INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

Our common stock is traded on the over the counter market with quotations available through the OTC Bulletin Board under the symbol “ASFE.” The following table reflects the high and low sales price for our common stock for each quarter during the last two fiscal years and the first two quarters during the current fiscal year ended June 30, 2008.

	Stock Price
	High	Low
2008
First Quarter	$17.05	$16.00
Second Quarter	$17.00	$12.50
2007
First Quarter	$18.95	$18.25
Second Quarter	$23.00	$18.50
Third Quarter	$19.25	$18.00
Fourth Quarter	$18.00	$17.05
2006
First Quarter	$21.50	$18.25
Second Quarter	$21.50	$19.10
Third Quarter	$21.50	$20.25
Fourth Quarter	$21.20	$18.30

On December 13, 2007, the record date for this Offer, the last share price for stock sold on the OTC Bulletin prior to the record date was $13.00. The Company has a total of 1,050,804 shares issued and outstanding at the time of this Offer.

The Company paid cash dividends totaling $.20 per share during each of the years ended June 30, 2007 and 2006. When the Company pays dividends to its shareholders, it is required to pay dividends to the MHC, unless the MHC elects to waive dividends. The MHC waived dividends paid by the Company during each of the four quarters of the years ended June 30, 2007 and 2006.

Management Information

Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least five (5) years.

Name (Age)(1)	Position(s) Held	Principal Occupation During Last Five Years	Director of Company Since (2)

Jan R. Caddell (67)	Director, Vice Chairman of the Board	President and General Manager of Caddell Broadcasting, Inc. and its commercial radio station, WKSK 1978 to present	1981

Claudia L. Kelley, Ph.D. (55)	Director	Certified public accountant and Professor of Accounting at Appalachian State University July 2006 to present; Associate Professor of Accounting at Appalachian State University 2000 to 2006	2003

Kenneth R. Greene (60)	Director	Principal owner of Builders Mart of Ashe, Inc and Laurel Custom Homes, Inc; Over 26 years of experience in the concrete sales and building-supply business	1988

Karen P. Powell (45)	Director	Public Relations Manager of SkyLine Membership Corporation Public Relations Director of SkyLine Membership Corporation 2007 to present; Public Relations Manager of SkyLine Membership Corporation 2004 to 2006; Marketing and Public Relations Manager of SkyLine Membership Corporation 2001 to 2004	2006

Jimmy D. Reeves (59)	Director, Chairman of the Board	Partner at the law firm of Vannoy & Reeves, PLLC 1975 to present; Vice President of Yadkin Valley Pontiac-Buick-Oldsmobile-GMC, Inc.; Serves in various capacities for several real estate development businesses; Chairman of the Board since July 2004	2001

Jerry L. Roten (61)	Director	Retired, previously served as Clerk of the Superior Court of Ashe County for 20 years	1992

Michael M. Sherman (48)	Director	President and Chief Executive Officer of Zibra, LLC a consumer products company 2003 to present; President of Pentair Accessory Group, a division of the Pentair Tools Group, 2002 to 2003; President of The Oldham Company 1992 to 2003	2001

Wayne R. Burgess (67)	Director	Retired, previously served as part-owner, Vice President and Manager of Burgess Furniture of West Jefferson, North Carolina, positions he held for over 36 years	1989

Donald R. Moore (54)	Director	Owns and operates a McDonald’s Restaurant in West Jefferson, North Carolina 1995 to present	2001

Robert E. Washburn (49)	Director, President and Chief Executive Officer	President and Chief Executive Officer of AF Financial Group and AF Bank November 2004 to present; City Executive for High Country Bank a Division of Yadkin Valley Bank and Trust Company 2004; Chief Credit Officer for High Country Bank 1998 to 2003	2005

Melanie P. Miller (36)	Executive Vice President and Chief Executive Officer	Executive Vice President, Secretary, Treasurer and Chief Financial Officer of AF Financial Group and AF Bank 1998 to present	NA

Joseph E. Eller (50)	Executive Vice President and Chief Banking Officer	Executive Vice President and Chief Banking Officer of AF Bank January 2005 to present; Senior Vice President for High County Bank, a Division of Yadkin Valley Bank and Trust Company 2004; Senior Vice President for High Country Bank 2001 to 2003	NA

Martin G. Little (45)	Executive Vice President and Chief Lending Officer	Executive Vice President and Chief Lending Officer of AF Bank 2005 to present; Senior Vice President and Chief Lending Officer of AF Bank 1998 to 2005	NA

(1)	As of January 9, 2008.

(2)	Includes term as a director of AF Bank.

Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Beneficial Ownership of Directors and Executive Officers

The following table sets forth certain information regarding the shares of the Company’s common stock owned by each member of the Boards of Director of the Company and the Bank, certain executive officers of the Company and the Bank, and the directors and executive officers of the Company and the Bank as a group. This information is presented as of December 13, 2007, the record date. On this date

AsheCo, MHC owned 538,221 shares of common stock of AF Financial Group which constitutes approximately 51.2% of the total issued and outstanding common stock of AF Financial Group. As of the record date, no other persons beneficially held of record more than 5% of the Company’s common stock.

Name	Position	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding(1)
Wayne R. Burgess	Director	7,559	(2)	*
Jan R. Caddell	Director, Vice Chairman of the Board of Directors	6,300	(3)	*
Joseph E. Eller	Executive Vice President and Chief Banking Officer	1,437		*
Kenneth R. Greene	Director	6,380		*
Claudia L. Kelley, Ph.D.	Director	300		*
Martin G. Little	Executive Vice President and Chief Lending Officer	16,685		1.6%
Melanie P. Miller	Executive Vice President, Secretary, Treasurer and Chief Financial Officer	14,137		1.4%
Donald R. Moore	Director	460		*
Karen P. Powell	Director	100		*
Jimmy D. Reeves	Director, Chairman of the Board of Directors	8,763	(4)	*
Jerry L. Roten	Director	3,460	(5)	*
Michael M. Sherman	Director	660		*
Robert E. Washburn	Director, President and Chief Executive Officer	1,145		*

All directors and executive officers as a group (13 persons)		67,386		6.4%

*	Less than one percent of outstanding common stock of AF Financial Group.

(1)	Percentages with respect to each person or group of persons have been calculated on the basis of 1,050,804 shares of common stock, the total number of shares of AF Financial Group’s common stock outstanding as of December 13, 2007.

(2)	Includes 5,000 shares held jointly with Mr. Burgess’s spouse and 50 shares held as custodian for a minor child.

(3)	Includes 4,000 shares held jointly with Mr. Caddell’s spouse.

(4)	Includes 500 shares held as custodian for Mr. Reeves’ minor children.

(5)	Includes 3,000 shares held jointly with Mr. Roten’s spouse.

Certain Indebtedness and Transactions of Management

We make loans to our executive officers and directors, as well as their family members and affiliated entities, in the ordinary course of our business. These loans are currently made on the same terms, including interest rates and collateral, as those then-prevailing for comparable transactions with nonaffiliated persons. These loans do not involve more than the normal risk of collectibility or present any other unfavorable features. Applicable regulations prohibit us from making loans to executive officers and directors on terms more favorable than could be obtained by non-executive employees. The Bank’s policy concerning loans to executive officers and directors currently complies with such regulations.

Prior to commencement of the Offer, neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty days.

Summary Consolidated Financial Information

The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries for the 12 months ended June 30, 2007 and 2006 and the three months ended September 30, 2007 and 2006. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the 12 months ended June 30, 2007 and 2006, which are incorporated herein by reference to our annual report on Form 10-KSB for the year ended June 30, 2007, and our unaudited consolidated financial information as of, and for the three months ended, September 30, 2007 and 2006, which is incorporated herein by reference from our quarterly report on Form 10-QSB for the three months ended September 30, 2007. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.

Summary of Financial Information

	September 30, 2007	June 30, 2007	June 30, 2006
	(Dollars in thousands)
Assets
Total cash and cash equivalents	$9,403	$11,644	$11,009
Total investment securities	26,256	18,747	5,249
Loans	203,562	194,829	195,507
Less: Allowance for loan losses	(1,739)	(1,641)	(1,568)
Net loans	201,823	193,188	193,939
Loans held for sale	1,113	2,089	885
Real estate owned	1,318	2,227	909
Premises and equipment, net	12,347	12,524	13,105
Goodwill	1,596	1,596	1,596
Other assets	3,808	3,264	2,663
Total assets	$257,664	$245,279	$229,355
Liabilities and Shareholders’ Equity
Total deposits	$196,039	$200,451	$177,012
Notes payable	42,885	26,943	34,798
Other liabilities	2,717	2,355	2,939
Total liabilities	241,641	229,749	214,749
Redeemable common stock held by the Employee Stock Ownership	566	536	604
Total shareholders’ equity	15,457	14,994	14,002
Total liabilities and shareholders’ equity	$257,664	$245,279	$229,355

Summary Statements of Operation

	Three Months Ended September 30,		Year Ended June 30,
	2007	2006	2007	2006
	(Dollars in thousands, except per share data)
Total interest and dividend income	$4,168	$3,803	$15,846	$13,676
Total interest expense	2,161	2,145	8,282	5,808
Net interest income	2,007	1,658	7,564	7,868
Provision for loan losses	144	29	259	265
Total non-interest income	1,281	1,107	4,742	4,422
Total non-interest expense	2,292	2,352	9,894	10,340
Total income tax expense	281	186	682	664
Net Income	$571	$198	$1,471	$1,021
Basic earnings per share of common stock	$0.54	$0.19	$1.40	$0.97
Diluted earnings per share of common stock	$0.54	$0.19	$1.40	$0.97
Book value per share	$14.70	$13.32	$14.27	$13.32

Selected Financial Ratios and Other Data

	Year Ended June 30,
	2007	2006
Return on assets (net earnings divided by average total assets)	0.61%	0.46%
Return on equity (net earnings divided by average equity)	10.01%	7.58%
Tangible-equity-to-assets ratio
(average equity divided by average total assets)	6.07%	6.12%
Interest rate spread	3.49%	3.80%
Net interest margin (1)	3.54%	4.01%
Non-performing loans to total loans	0.35%	0.11%
Non-performing assets to total assets (2)	1.19%	0.49%
Allowance for loan losses to total loans	0.84%	0.80%
Allowance for loan losses to non-performing loans	239.30%	716.98%
Net charge-offs to average loans	0.10%	0.04%
Non-interest expense to average assets	4.08%	4.70%
Average interest-earning assets to average interest bearing liabilities	106.41%	106.96%

(1)	Net interest income/average interest earning assets.

(2)	Includes non-performing loans and real estate owned.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We have filed our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007; and Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, and applicable portions of these reports are incorporated by reference in this Offer to Purchase.

No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13e-3 with the SEC relating to this Offer. You may read and copy this or any other report or information that we file with the SEC at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC’s customary fees by writing to the SEC’s public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the commercial document retrieval services at the SEC’s website: www.sec.gov.

Questions concerning this Offer or the tender procedures and requests for assistance may be directed to the Information Agent at the telephone number listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this Offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at the address listed below.

The Depositary for this Offer is:	The Information Agent for this Offer is:

American Stock and Transfer Company	AF Financial Group
59 Maiden Lane	21 East Ashe Street
Concourse Level	PO Box 26
New York, NY 10038	West Jefferson, NC 27612
Phone (Toll Free) (800) 937-5449	Attn: Robert E. Washburn
Phone: (718) 921-8124	Phone (Toll Free): (800) 723-4718
Phone: (336) 246-4344
Fax: (336) 246-3966
rwashburn@afgrp.com

AF Financial Group

21 East Ashe Street

West Jefferson, North Carolina 28694

(336) 246-4344